Filed Pursuant to Rule 424(b)(3)
Registration No. 333-194280

PROSPECTUS SUPPLEMENT NO. 2 FEBRUARY 5, 2015
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II
SUPPLEMENT NO. 2 DATED FEBRUARY 5, 2015
TO THE PROSPECTUS DATED DECEMBER 8, 2014
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated December 8, 2014 and Supplement No. 1 thereto dated December 19, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	the appointment of two additional directors to our board of directors and corresponding changes to the membership of the committees of our board of directors;

•	updates to the "Management" section of our prospectus; and

•	updates to the "Stock Ownership" section of our prospectus.
Status of Our Offering
We commenced the initial public offering of shares of our common stock on July 31, 2014. On September 23, 2014, we reached the minimum offering amount of $2.0 million in sales of shares as a result of a $2.0 million investment by a private investment program affiliated with our sponsor, and commenced operations at such point. On November 12, 2014, we announced that we were no longer offering shares of our Class T common stock in our offering, and thus we have reallocated the shares being offered such that we are offering up to $2.0 billion in shares of Class A common stock in our primary offering and up to $200 million in shares of Class A common stock pursuant to our distribution reinvestment plan. As of November 12, 2014, we had not sold any shares of Class T common stock in the offering.
As of February 2, 2015, we have received gross offering proceeds of approximately $18.4 million from the sale of 1,870,226 Class A shares in our initial public offering, including proceeds raised and shares issued under our distribution reinvestment plan. As of February 2, 2015, approximately $2.18 billion in shares of common stock remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.
Appointment of Additional Directors
On February 4, 2015, our nominating and corporate governance committee and our board of directors determined to increase the size of the board of directors from three directors to five directors. Also on February 4, 2015, our nominating and corporate governance committee and our board of directors appointed Michael J. Escalante as a member of the board of directors and appointed Samuel Tang as an independent director member of the board of directors, as well as a member of our nominating and corporate governance committee and a member and chairman of our audit committee. Our board of directors has reviewed Mr. Tang's background and qualifications and has deemed him to be an "audit committee financial expert," as such term is defined by the rules and regulations of the Securities and Exchange Commission.
On February 4, 2015, in connection with the appointment of Mr. Tang to the board of directors and the audit committee, Timothy J. Rohner, an independent director, member and chairman of our audit committee, and member of our nominating and corporate governance committee of our board of directors, resigned from his position as chairman of the audit committee in order for our board of directors to elect Mr. Tang as the new chairman of such committee. Mr. Rohner remains an independent director and member of the audit committee and nominating and corporate governance committee.
All references within our prospectus relating to the composition of our board of directors are revised to state that we have five directors - Kevin A. Shields, our Chief Executive Officer, Michael J. Escalante, our President, and three independent directors - Gregory M. Cazel, Timothy J. Rohner, and Samuel Tang. All references within our prospectus to Mr. Rohner as chairman of our audit committee are hereby revised to state that Mr. Tang is chairman of our audit committee and is an audit committee financial expert. All references within our prospectus to the composition of the committees of our board of directors (or, in the case of the compensation committee, the anticipated composition of such committee when formed) are hereby revised to include Mr. Tang as a member (or anticipated member) of such committees.
Updates to "Management"
The table containing information about our Executive Officers and Directors in the "Management - Executive Officers and Directors" section beginning on page 56 of our prospectus is hereby removed and replaced with the following:

Name	Age	Position(s)
Kevin A. Shields	56	Chairman of the Board of Directors and Chief Executive Officer
Michael J. Escalante	54	Director and President
Joseph E. Miller	51	Chief Financial Officer and Treasurer
David C. Rupert	57	Executive Vice President
Mary P. Higgins	55	Vice President and General Counsel
Howard S. Hirsch	48	Vice President and Secretary
Don G. Pescara	51	Vice President — Acquisitions
Julie A. Treinen	55	Vice President — Asset Management
Gregory M. Cazel	52	Independent Director
Timothy J. Rohner	53	Independent Director
Samuel Tang	54	Independent Director
The biographical information for Michael J. Escalante beginning on page 56 of our prospectus is hereby removed and replaced with the following:
Michael J. Escalante is our President, and has held this position since our formation. Mr. Escalante has been a member of our board of directors since February 2015. Mr. Escalante has also served as President of our advisor since its initial formation and as our sponsor’s Chief Investment Officer since June 2006, where he is responsible for overseeing all acquisition and disposition activities. Mr. Escalante currently serves as Vice President and Chief Investment Officer for Griffin Capital Essential Asset REIT, Inc., and has held these positions since August 2008. With more than 25 years of real estate related investment experience, he has been responsible for completing in excess of $6.0 billion of commercial real estate transactions throughout the United States. Prior to joining our sponsor in June 2006, Mr. Escalante founded Escalante Property Ventures in March 2005, a real estate investment management company, to invest in value-added and development-oriented infill properties within California and other western states. From 1997 to March 2005, Mr. Escalante served eight years at Trizec Properties, Inc., one of the largest publicly-traded U.S. office REITs, with his final position being Executive Vice President - Capital Transactions and Portfolio Management. While at Trizec, Mr. Escalante was directly responsible for all capital transaction activity for the Western U.S., which included the acquisition of several prominent office projects. Mr. Escalante’s work experience at Trizec also included significant hands-on operations experience as the REIT’s Western U.S. Regional Director with bottom-line responsibility for asset and portfolio management of a 4.6 million square foot office/retail portfolio (11 projects/23 buildings) and associated administrative support personnel (110 total/65 company employees). Prior to joining Trizec, from 1987 to 1997, Mr. Escalante held various acquisitions, asset management and portfolio management positions with The Yarmouth Group, an international investment advisor. Mr. Escalante holds an M.B.A. from the University of California, Los Angeles, and a B.S. in

Commerce from Santa Clara University. Mr. Escalante is a full member of the Urban Land Institute and active in many civic organizations.
The following is hereby added to the end of the "Management - Executive Officers and Directors" section beginning on page 56 of our prospectus:
Samuel Tang is one of our independent directors and is the Chairman of our audit committee and a member of our nominating and corporate governance committee. Mr. Tang has over 25 years of experience in private equity and real estate investing. From 2008 to the present, Mr. Tang has been a Managing Partner of TriGuard Management LLC, an entity which he co-founded and which acquires private equity fund-of-funds in the secondary market and serves as a platform for other private equity investment businesses. He is also a co-founder and Managing Partner of Montauk TriGuard Management Inc. since 2004 to the present, where he is responsible for sourcing, analyzing, structuring, and closing the acquisition of private equity funds in the secondary market. From 1999 to 2004, Mr. Tang was Managing Director, Equities, of Pacific Life Insurance Company, where he co-chaired the workout committee to maximize recovery on bond investments and worked on various strategic and direct equity investments. Before joining Pacific Life Insurance Company, from 1989 to 1999, he was a Managing Partner at The Shidler Group, a specialized private equity firm focused on finance, insurance and real estate companies. Mr. Tang was also previously a Manager in Real Estate Consulting with KPMG Peat Marwick Main and a Senior, CPA with Arthur Young. Mr. Tang has an M.B.A. in Finance from University of California, Los Angeles and a B.S. in Accounting from University of Southern California. Mr. Tang also currently serves in leadership positions, including as a member of the board of directors with several private equity fund advisory, corporate and charitable entities.
Updates to "Stock Ownership"
The table on page 79 of the prospectus is hereby updated as follows:
The following table shows, as of February 2, 2015, the amount of our common stock beneficially owned by (1) any person who is known by us to be the beneficial owner of more than 5% of our outstanding shares, (2) members of our board of directors and proposed directors, (3) our executive officers, and (4) all of our directors and executive officers as a group.

Common Stock Beneficially Owned(2)
Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock	Percentage of Class
Griffin Capital Essential Asset Advisor II, LLC	100	*
Griffin Capital Vertical Partners, L.P.	225,730.85	12.1%
Kevin A. Shields, Chairman of the Board of Directors and Chief Executive Officer	225,830.85(3)	12.1%
Michael J. Escalante, Director and President	—	—
Joseph E. Miller, Chief Financial Officer and Treasurer	—	—
David C. Rupert, Executive Vice President	—	—
Mary P. Higgins, Vice President and General Counsel	—	—
Howard S. Hirsch, Vice President and Secretary	—	—
Don G. Pescara, Vice President — Acquisitions	—	—
Julie A. Treinen, Vice President — Asset Management	—	—
Gregory M. Cazel, Independent Director	—	—
Timothy J. Rohner, Independent Director	—	—
Samuel Tang, Independent Director	—	—
All directors and executive officers as a group	225,830.85(3)	12.1%

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*	Less than 1% of our outstanding common stock as of February 2, 2015.

(1)	The address of each beneficial owner listed is Griffin Capital Plaza, 1520 E. Grand Avenue, El Segundo, California 90245.

(2)
Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities and shares issuable pursuant to options, warrants and similar rights held by the respective person or group that may be exercised within 60 days following February 2, 2015. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock show as beneficially owned by them.

(3)	Includes shares owned by Griffin Capital Essential Asset Advisor II, LLC and Griffin Capital Vertical Partners, L.P., both of which are indirectly owned and controlled by Kevin A. Shields.
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